14046811

A KW 3/12/14

SEC Mail Processing Section
FEB 28 2014
Washington, DC
124

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51599

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: McNAMEE LAWRENCE SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

126 NORTH WASHINGTON STREET, UNIT 1
(No. and Street)

BOSTON (City) MA (State) 02114 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MR. GILES W. McNAMEE (617) 638-2600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EDELSTEIN & COMPANY LLP
(Name – *if individual, state last, first, middle name*)

160 FEDERAL ST., 9TH FLOOR (Address) BOSTON (City) MA (State) 02110 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CP 3/20/14

OATH OR AFFIRMATION

I, GILES W. McNAMEE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McNAMEE LAWRENCE SECURITIES, LLC, as of DECEMBER 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PATRICIA L. BORZYCH
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
August 20, 2015

Signature

President
Title

Patricia Borzych
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FEB 28 2014

Washington, DC
124

McNAMEE LAWRENCE SECURITIES, LLC

Statement of Financial Condition

December 31, 2013

edelstein
EDELSTEIN & COMPANY LLP
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS CONSULTANTS

SEC
Mail Processing
Section

FEB 28 2014

Washington, DC
124

McNAMEE LAWRENCE SECURITIES, LLC

Statement of Financial Condition

December 31, 2013

McNAMEE LAWRENCE SECURITIES, LLC

December 31, 2013

Contents

edelstein
EDELSTEIN & COMPANY LLP

CERTIFIED PUBLIC ACCOUNTANTS
& BUSINESS CONSULTANTS

160 Federal Street, 9th Floor
Boston, MA 02110

Tel: 617-227-6161
Fax: 617-589-0530

www.edelsteincpa.com
A Member of AGN International, Ltd.

Independent Auditors' Report

Board of Directors and Member of
McNamee Lawrence Securities, LLC

We have audited the accompanying statement of financial condition of McNamee Lawrence Securities, LLC ("Company"), which is a wholly-owned subsidiary of McNamee Lawrence & Co. LLC ("Parent"), as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibilities for the Financial Statement

Management is responsible for the preparation and fair representation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of McNamee Lawrence Securities, LLC as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Edelstein & Company LLP

Boston, Massachusetts
February 28, 2014

McNAMEE LAWRENCE SECURITIES, LLC
(a wholly-owned subsidiary of McNamee Lawrence & Co. LLC)

Statement of Financial Condition
December 31, 2013

Assets	
Cash	$ 32,109
Prepaid expenses	4,003
Total assets	$ 36,112
Liabilities and member's equity	
Liabilities	
Accrued expenses	$ 7,502
Accounts payable	5,149
Due to parent	1,744
Total liabilities	14,395
Member's equity	21,717
Total liabilities and member's equity	$ 36,112

The accompanying notes are an integral part of this financial statement.

McNAMEE LAWRENCE SECURITIES, LLC
(a wholly-owned subsidiary of McNamee Lawrence & Co. LLC)

Notes to Statement of Financial Condition

Note A – Organization and Nature of Business

McNamee Lawrence Securities, LLC (the "Company" or "MLS") is registered as a broker-dealer in securities under the Securities and Exchange Act of 1934 ("Act") and is a non clearing member of the Financial Industry Regulatory Authority ("FINRA"). The Company was created pursuant to the corporation laws of the State of Maine in October 1998. The Company does not carry customer accounts and is accordingly exempt from the Act's rule 15c3-3 (the Customer Protection Rule) pursuant to provision k(2)(i) of that rule.

The Company engages in the investment banking business by providing financial advisory services primarily to institutional customers, advising and arranging capital sourcing, mergers and acquisitions, and providing fairness opinions.

The Company is a wholly owned subsidiary of McNamee Lawrence & Co. LLC ("MLC").

Note B – Significant Accounting Policies

Cash

The Company considers all balances in demand deposit bank accounts to be cash equivalents.

Income Taxes

MLC as the sole member has elected to treat the Company as a disregarded entity for income tax purposes and includes the Company's income and deductions in its tax returns. Thus, generally, no provision or liability for federal or state income taxes is included in the statement of financial condition.

The Company's current policy is that taxes due or paid, relating to the filing of the consolidated tax return, will be the sole responsibility of MLC. MLC intends not to have the Company reimburse or be reimbursed for any taxes due or reduction of tax on the consolidated level attributable to the Company. Accordingly, no liability for uncertain tax positions has been reflected in the statement of financial condition.

Note B – Significant Accounting Policies (continued)

Use of Estimates

The preparation of the statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of this financial statement, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Evaluation of Subsequent Events

Management has evaluated the effect which subsequent events may have on the statement of financial condition through February 28, 2014, the date this financial statement became available to be issued.

Note C – Related Party Transactions

MLS and MLC have common Officers and Directors which may result in conflicts of interest (such as allocation of employee time and overhead expenses) in the course of their management of the Company's operations

As of December 31, 2013, MLC owed MLS $1,744 for reimbursement of certain expenses paid on its behalf. MLC intends to fund any operating cash needs of the Company through capital contributions at least through 2014. MLS received from MLC capital contributions totaling $27,057 for the year ended December 31, 2013. With limited expenses, it is expected the Company will be able to meet its obligations through 2014.

Note D – Net Capital Requirement

As a registered broker/dealer, the Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain minimum net capital. The Company has elected to use the basic method, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined. Net capital and aggregate indebtedness may change on a daily basis. As of December 31, 2013, the Company exceeded the minimum net capital requirement.

edelstein
EDELSTEIN & COMPANY LLP | www.edelsteincpa.com